UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-99053, 333-123810
GE Commercial Equipment Financing LLC, Series 2005-1

(Exact name of registrant as specified in its charter
44 Old Ridgebury Road, Danbury, CT 06810

(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)
See the attached Schedule A

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 5(d) remains)
             Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record of the certification or notice date: See attached Schedule B
Pursuant to the requirements of the Securities Exchange Act of 1934 GE Commercial Equipment Financing LLC, Series 2005-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 28, 2006	By:	/s/ Charles Rhodes
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature

SCHEDULE A
Title of each class of securities covered by the Attached Form 15

Series of Securities	Class
GE Commercial Equipment Financing LLC, Series 2005-1	A-1
GE Commercial Equipment Financing LLC, Series 2005-1	A-2
GE Commercial Equipment Financing LLC, Series 2005-1	A-3a
GE Commercial Equipment Financing LLC, Series 2005-1	A-3b
GE Commercial Equipment Financing LLC, Series 2005-1	A-4
GE Commercial Equipment Financing LLC, Series 2005-1	B
GE Commercial Equipment Financing LLC, Series 2005-1	C
SCHEDULE B
APPROXIMATE NUMBER OF HOLDERS OF RECORD AS OF THE DATE OF THE ATTACHED FORM 15(BY SERIES
AND CLASS):

		Number of
Series of Securities	Class	Holders of
		Record
GE Commercial Equipment Financing LLC, Series 2005-1	A-1	10
GE Commercial Equipment Financing LLC, Series 2005-1	A-2	11
GE Commercial Equipment Financing LLC, Series 2005-1	A-3a	17
GE Commercial Equipment Financing LLC, Series 2005-1	A-3b	6
GE Commercial Equipment Financing LLC, Series 2005-1	A-4	4
GE Commercial Equipment Financing LLC, Series 2005-1	B	2
GE Commercial Equipment Financing LLC, Series 2005-1	C	2